Asylum Brewing

Profit and Loss
January - December 2023

	TOTAL
Income	
Discount Income	-373.87
Drink Sales	76,383.84
Food Sales	221.81
Refunds	-90.01
Sales of Product Income	31,531.86
Service/Fee Income	300.00
Unapplied Cash Payment Income	0.00
Total Income	**$107,973.63**
Cost of Goods Sold	
Cost of goods sold	
Bar Supplies	8,973.33
Brewing Supplies	6,898.14
Commission Expense	170.00
Equipment rental	5,397.27
Total Cost of goods sold	**21,438.74**
Total Cost of Goods Sold	**$21,438.74**
GROSS PROFIT	**$86,534.89**
Expenses	
Advertising & marketing	2,106.31
Business licenses	140.00
Computer & Internet	918.99
Contract labor	33,832.16
Dues & Subscriptions	79.96
General business expenses	
Bank fees & service charges	3,365.87
Total General business expenses	**3,365.87**
Insurance	
Liability insurance	4,141.45
Total Insurance	**4,141.45**
Interest paid	842.70
Office expenses	389.76
Merchant account fees	34.72
Office supplies	944.38
Printing & photocopying	142.36
Shipping & postage	64.69
Software & apps	898.71
Total Office expenses	**2,474.62**
Payroll processing fee	330.00
Rent	46,302.40
Repairs & maintenance	1,587.78

Asylum Brewing

Profit and Loss

January - December 2023

	TOTAL
Security Services	374.24
Square Fees	252.32
Supplies	4,510.99
Supplies & materials	634.56
Total Supplies	**5,145.55**
Suspense	4,200.00
Taxes paid	
Payroll taxes	16.14
State	800.00
TTB	40.00
Total Taxes paid	**856.14**
Telephone Expense	10.00
Travel	
Meals	9,340.60
Transportation	67.52
Total Travel	**9,408.12**
Utilities	8,460.27
Internet & TV services	1,647.06
Total Utilities	**10,107.33**
Total Expenses	**$126,475.94**
NET OPERATING INCOME	$ -39,941.05
Other Income	
Interest earned	4.50
Loss (Gain) Sale of Assets	-12,237.00
Total Other Income	**$ -12,232.50**
Other Expenses	
Penalties & settlements	80.00
Vehicle expenses	
Parking & tolls	53.45
Vehicle gas & fuel	40.87
Vehicle registration	527.00
Vehicle repairs	1,052.70
Total Vehicle expenses	**1,674.02**
Total Other Expenses	**$1,754.02**
NET OTHER INCOME	$ -13,986.52
NET INCOME	$ -53,927.57

Balance Sheet

Asylum Brewing

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Clearing Account	2,500.00
Square Checking	2,431.98
Square Saving	-27.42
WFB Checking	
WFB Savings	
Total for Bank Accounts	**$4,904.56**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$4,904.56**
Fixed Assets	
Accumulated amortization	-6,436.23
Accumulated depreciation	-179,650.00
Building Permits & Fees	8,830.73
Computers & Software	4,116.92
Equipment	109,115.65
Intellectual Property	22,500.00
Organization Costs	1,530.23
Tenant Improvements	47,193.72
Trademarks	1,306.00
Vehicles	6,000.00
Total for Fixed Assets	**$14,507.02**
Other Assets	
Security deposits	12,000.00
Total for Other Assets	**$12,000.00**
Total for Assets	**$31,411.58**

Balance Sheet

Asylum Brewing

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3,227.42
Gift Card Outstanding	3,896.01
Loan - Jason Gorski	23,438.47
Loan - JS	163,966.91
Loan - Meat Up BBQ	
Loan - Square Capital	8,665.63
Short-term loans from shareholders	192,250.44
Tips	-0.02
Total for Other Current Liabilities	**$395,444.86**
Total for Current Liabilities	**$395,444.86**
Long-term Liabilities	
Total for Liabilities	**$395,444.86**
Equity	
Retained Earnings	-311,205.71
Net Income	-53,927.57
Additional paid in capital	1,000.00
Common stock	100.00
Total for Equity	**-$364,033.28**
Total for Liabilities and Equity	**$31,411.58**

Statement of Cash Flows

Asylum Brewing

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-53,927.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	
Accumulated depreciation	-11,783.00
California Department of Tax and Fee Administration Payable	-1,174.52
Gift Card Outstanding	2,050.00
Loan - JS	42,245.00
Loan - Meat Up BBQ	-20,000.00
Loan - Square Capital	5,790.24
Short-term loans from shareholders	-9,302.62
Tips	-0.02
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$7,825.08**
Net cash provided by operating activities	**-$46,102.49**
INVESTING ACTIVITIES	
Building Permits & Fees	-574.81
Computers & Software	-294.00
Equipment	64,083.31
Security deposits	-4,589.88
Tenant Improvements	-10,818.44
Net cash provided by investing activities	**$47,806.18**
FINANCING ACTIVITIES	0
NET CASH INCREASE FOR PERIOD	**$1,703.69**
Cash at beginning of period	**$3,200.87**
CASH AT END OF PERIOD	**$4,904.56**